UNITED STATES
                     SECURITIES AND EXHANGE COMMISSION
                         Washington, D.C.  20549

                             SCHEDULE 13D

              Under the Securities and Exchange Act of 1934
                           (Amendment No. 4)*

                          Andersen Group, Inc.
                            (Name of Issuer)

                      Common Stock, par value $0.00
                      (Title of Class of Securities)

                               033501107
                             (CUSIP Number)

       Francis E. Baker, President, 2 Douglas Street, Bloomfield  CT  06002
                             (860)242-0761
       (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                             October 1, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  033501107        SCHEDULE 13D



1.  NAME OF THE REPORTING PERSON
    S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STEVEN T. NEWBY

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [   ]
    (b)  [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

NUMBER OF        7.  SOLE VOTING POWER
SHARES               123,417 shares
BENEFICIALLY     8.  SHARED VOTING POWER
OWNED BY             -0- shares
EACH             9.  SOLE DISPOSITIVE POWER
REPORTING            123,417 shares
PERSON          10.  SHARED DISPOSITIVE POWER
WITH                 -0- shares

11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH
     REPORTING PERSON
     123,417 shares

12.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.30%

14.  TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The purpose of this filing is to serve as Amendment No. 4 to the Schedule 13D filed by Steven T. Newby with respect to his beneficial ownership of the common stock, $0.00 par value per share (the "Common Stock"), of Andersen Group, Inc. (the "Issuer") on November 28, 1995, as amended by Amendment No. 1 thereto filed on December 28, 1995, as amended by Amendment No. 2 thereto filed on July 18,1996, and as amended by Amendment No. 3 thereto filed November 6, 1996.

ITEM 1.  Security and Issuer

         Andersen Group, Inc. Common Stock,
         Par Value $0.00 per share
         2 Douglas Street
         Bloomfield, CT  06002

ITEM 2.  Identity and Background

         A)  Steven T. Newby
         B)  6116 Executive Boulevard, Suite 701
             Rockville, MD  20852
         C)  Broker/Dealer  Newby & Company
             same address as above
         D)  None
         E)  None
         F)  USA

ITEM 3.  Source and Amount of funds or Other Consideration

         Source of all funds - personal.  No funds borrowed

ITEM 4.  Purpose of Transaction

         For investment purposes only.
         No further information in reference to Items 4A-4J.

ITEM 5.  Interest in Securities of the Issuer

      A) Steven T. Newby owns 123,417 shares or 6.30% of
         Andersen Group, Inc. 1,958,478 shares outstanding (2/28/97).
      B) Steven T. Newby has sole voting and sole disposition powers.
      C) All sales in the last sixty days have been open market transactions.

           07/23/97  Sold      13,000 shares @ 6.00 $ 78,000.00
           08/15/97  Sold      10,000 shares @ 6.75 $ 67,500.00
           09/10/97  Sold      10,000 shares @ 7.00 $ 70,000.00
           09/25/97  Sold      25,000 shares @ 9.25 $231,250.00
           10/01/97  Sold      10,000 shares @ 8.75 $ 87,500.00


       D)  Not applicable.
       E)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None

ITEM 7.  Material to be Filed as Exhibits

         None

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     October 1, 1997

                                        /S/  STEVEN T. NEWBY
                                             STEVEN T. NEWBY